     As filed with the Securities and Exchange Commission on June 29, 2001


                      SECURITIES AND EXCHANGE COMMISSION

                             Washington, DC 20549


                                   FORM 11-K

              [X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                  For the fiscal year ended December 31, 2000

                                      OR

            [_]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                        Commission file number 33-96816


            A. Full title of the plan and the address of the plan:

              Central Garden & Pet Company Investment Growth Plan
                           3697 Mt. Diablo Boulevard
                          Lafayette, California 94549


 B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                         Central Garden & Pet Company
                           3697 Mt. Diablo Boulevard
                          Lafayette, California 94549

                             REQUIRED INFORMATION

     1. Financial statements filed as a part of this annual report: Report of Deloitte & Touche LLP, independent auditors, Audited Statements of Net Assets Available for Benefits, With Supplemental Information (Modified Cash Basis) as of December 31, 2000 and 1999, Audited Statement of Changes in Net Assets Available for Benefits, With Supplemental Information (Modified Cash Basis) for the Year Ended December 31, 2000, and Notes to Financial Statements for the Year Ended December 31, 2000.

     2. Exhibit filed as part of this annual report: Exhibit 23 - Consent of Deloitte and Touche LLP, independent auditors.


                                  SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                    CENTRAL GARDEN & PET COMPANY INVESTMENT
                                    GROWTH PLAN

Date: June 29, 2001

                                    By: /s/ Elaine Fabbri
                                        ------------------------------------
                                        Elaine Fabbri
                                        Director of Benefits and Compensation

CENTRAL GARDEN &
PET COMPANY
INVESTMENT GROWTH PLAN

Financial Statements (Modified Cash Basis) as of
December 31, 2000 and 1999 and for the Year Ended
December 31, 2000, Supplemental Schedule as of
December 31, 2000, and Independent Auditors' Report

CENTRAL GARDEN & PET COMPANY
INVESTMENT GROWTH PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                                            Page
INDEPENDENT AUDITORS' REPORT                                                  1

FINANCIAL STATEMENTS (MODIFIED CASH BASIS):

 Statements of Net Assets Available for Benefits
  as of December 31, 2000 and 1999                                            2

 Statement of Changes in Net Assets Available for Benefits
  for the Year Ended December 31, 2000                                        3

 Notes to Financial Statements                                              4-7

SUPPLEMENTAL SCHEDULE:

 Schedule of Assets Held for Investment Purposes as of December 31, 2000      8

[LETTERHEAD OF DELOITTE & TOUCHE]


INDEPENDENT AUDITORS' REPORT


Trustees and Participants
Central Garden & Pet Company
Investment Growth Plan


We have audited the accompanying statements of net assets available for benefits (modified cash basis) of the Central Garden & Pet Company Investment Growth Plan (the "Plan") as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits (modified cash basis) for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform our audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2, these financial statements and supplemental schedule were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the year ended December 31, 2000 on the basis of accounting described in Note 2.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic 2000 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ Deloitte & Touche LLP

June 18, 2001

CENTRAL GARDEN & PET COMPANY INVESTMENT GROWTH PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(MODIFIED CASH BASIS)
DECEMBER 31, 2000 AND 1999
--------------------------------------------------------------------------------

                                                        2000            1999
ASSETS:
  Investments at fair value:
    Mutual funds                                    $26,089,128     $     2,963
    Common stock                                      2,447,614       3,886,458
    Participant loans                                 1,096,106         432,474
                                                    -----------     -----------

           Total                                     29,632,848       4,321,895

  Investments at contract value:
    Investment contract with insurance company       11,665,059       7,313,212
                                                    -----------     -----------

           Total investments                         41,297,907      11,635,107

  Cash                                                        -      12,566,231
                                                    -----------     -----------

NET ASSETS AVAILABLE FOR BENEFITS                   $41,297,907     $24,201,338
                                                    ===========     ===========

See notes to financial statements.

CENTRAL GARDEN & PET COMPANY INVESTMENT GROWTH PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(MODIFIED CASH BASIS)
YEAR ENDED DECEMBER 31, 2000
-------------------------------------------------------------------------------

ADDITIONS:
  Investment income (loss):
    Net depreciation in fair value of investments                   $(4,563,577)
    Interest and dividend income                                      1,835,244
                                                                    -----------

           Total investment loss                                     (2,728,333)
                                                                    -----------

  Contributions:
    Employer                                                            464,699
    Participant                                                       4,024,144
                                                                    -----------

           Total contributions                                        4,488,843
                                                                    -----------

           Net additions                                              1,760,510
                                                                    -----------

DEDUCTIONS:
  Benefits paid to participants                                       5,249,539
  Fees                                                                    8,670
                                                                    -----------

           Total deductions                                           5,258,209
                                                                    -----------

TRANSFERS IN FROM MERGED PLANS:
  Wellmark International Investment Growth Plan                      12,131,037
  Kaytee Products, Incorporated 401(k) Retirement Savings Plan        8,463,231
                                                                    -----------

           Total assets transferred in                               20,594,268
                                                                    -----------

NET INCREASE                                                         17,096,569

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                                  24,201,338
                                                                    -----------

  End of year                                                       $41,297,907
                                                                    ===========

See notes to financial statements.

CENTRAL GARDEN & PET COMPANY
INVESTMENT GROWTH PLAN

NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2000
--------------------------------------------------------------------------------

1. PLAN DESCRIPTION

   The following brief description of the Central Garden & Pet Company Investment Growth Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan Document for more complete information.

   General - The Plan is a defined contribution plan sponsored by Central Garden & Pet Company (the "Company"). The Plan is intended to qualify under Sections 401(a) and 401(k) of the Internal Revenue Code ("IRC"). The purpose of the Plan is to provide retirement and other benefits for employees of the Company. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Employees whose compensation is not determined by a collective bargaining agreement become eligible to participate in the Plan at age 21 or older after at least 1,000 hours of service in a year.

   Plan Mergers - In March 2000, the net assets available for benefits of the Wellmark International, Inc. Investment Growth Plan and Kaytee Products, Incorporated 401(k) Retirement Savings Plan were merged into the Plan (see
   Note 7).

   Contributions - Participants of the Plan can elect to defer pretax contributions between 1% and 15% of compensation, up to a maximum of $10,500 in 2000 and $10,000 in 1999, as allowed by the IRC.

   For the year ended December 31, 1999, the Company made a discretionary matching contribution equal to 25% of the first 6% of compensation contributed to the Plan. The Company's matching contribution for the year ended December 31, 1999 was paid in 2000, and consisted of 44,414 shares of Company stock, valued at $417,355. As allowed under the Plan, the Company also made a $47,344 cash discretionary profit sharing contribution that was paid in 2000.

   In February 2001, the Company's board of directors adopted an amendment to commit the Company to a fixed match of 25% of the first 8% of compensation contributed to the Plan, retroactive to the year ended December 31, 2000. The Company's matching contribution for the year ended December 31, 2000 was paid in 2001 and consisted of $821,316 of cash. The Company did not elect to contribute a discretionary profit sharing contribution for year ended December 31, 2000.

   Vesting - Participants are immediately vested in their voluntary contributions plus any associated earnings. Vesting in the Company matching contributions, plus any earnings thereon, is based on years of continuous service. A participant is 100% vested after five years of credited service.

   Participant Accounts - Each participant's account is credited with the participant's contributions, an allocation of the Plan's investment income and/or losses, and the Company's contributions. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the vested account.

   Participant Loans - Participant loans are available to active employees for up to 50% of an employee's account balance, with a minimum borrowing of $500 and a maximum of $50,000. Loan terms are a maximum of five years or, for the purchase of a primary residence, a maximum of ten years. Participants are allowed only one outstanding loan at a time. Loans are secured by the participant's account balance and bear interest at a rate commensurate with prevailing rates at the time the loan is made as determined by the Plan administrator.

   Payment of Benefits - Upon termination of service for any reason, including death and disability, participants with vested account values of less than $5,000 will be required to receive a lump-sum distribution of such amounts. If the value of the vested portion of the vested accounts exceeds $5,000, the terminated participant can elect to receive his or her distribution immediately or at any time prior to attaining the normal retirement age as defined by the plan (age 65). When a participant attains the normal retirement age, the participant can withdraw all or any portion of his or her accounts under the plan without restriction.

   Forfeitures - Forfeitures are used to reduce future Company matching contributions. Total forfeitures during 2000 were $38,604.

   Plan Termination - Although it has not expressed any intent to do so, the Company may completely discontinue its contributions and terminate the Plan at any time by resolution of its Board of Directors. In the event of Plan termination or complete discontinuance of Company contributions, each Plan participant will become fully vested in his or her account.

   Tax Status - The Plan obtained its latest determination letter on September 1, 1995, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. The Plan's Administrative Committee believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

   Reclassifications - Certain prior year amounts have been reclassified to conform with the current year presentation.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   Basis of Presentation - The accompanying financial statements have been prepared on the modified cash basis under which certain revenues are recognized when received, disbursements are recognized when made and contributions are recorded as received. Additionally, investments are reflected at fair value. Accordingly, the financial statements are not intended to present net assets of the Plan in conformity with accounting principles generally accepted in the United States of America.

   Use of Estimates - The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

   Investment Valuation and Income Recognition - Investments in mutual funds and common stock are stated at fair value, which is determined by quoted market prices. The benefit responsive investment contract is stated at contract value (see Note 5). Purchases and sales of securities are recorded on a trade-date basis. Participant loans are carried at the unpaid principal balance, which approximates fair value.

3. INVESTMENTS

   Investments that represent 5% or more of the Plan's net assets at December 31, 2000 and 1999, are separately identified in the following table:

                                                 2000                                1999
                                     ---------------------------           ----------------------------
                                                       Number of                            Number of
                                        Value           Shares                Value           Shares
   Aetna Fixed Account               $11,665,059             N/A           $        -                 -
   Aetna Index Plus Large Cap
     Fund                             10,597,619     617,936.989                    -                 -
   Aetna Growth and Income Fund        4,663,531     375,485.572                    -                 -
   Central Garden & Pet Company
     Common Stock Fund*                2,447,614     356,017.000            3,886,458       374,598.000
   Pioneer Equity Income Fund          2,217,931      79,695.669                    -                 -
   LaSalle Capital Preservation
     Fund                                      -               -            7,313,212               N/A

*Nonparticipant-directed

   During the year ended December 31, 2000, the Plan's investments, including gains and losses on investments bought and sold, as well as held during the year, depreciated in value by $4,563,677 as follows:

       Mutual funds                                               $ 3,162,187
       Common stock                                                 1,401,390
                                                                  -----------

       Total                                                      $ 4,563,577
                                                                  ===========

4. NONPARTICIPANT-DIRECTED INVESTMENTS

   The Plan's nonparticipant-directed investments consist entirely of Central Garden & Pet Company common stock. The fair market value of such investments was $2,447,614 and $3,886,458 at December 31, 2000 and 1999, respectively.
   Information about the significant components of the changes in net assets relating to the nonparticipant-directed investments for the year ended December 31, 2000 is as follows:

       Employer contributions                                     $   417,355
       Participant contributions                                      390,350
       Net depreciation in fair market value                       (1,316,987)
       Benefits paid to participants                                 (229,860)
       Transfers to participant-directed investments                 (698,693)
       Fees and other expenses                                         (1,009)
                                                                  -----------

       Total                                                      $(1,438,844)
                                                                  ===========


5. INVESTMENT CONTRACT WITH INSURANCE COMPANY

   In 2000, the Plan began offering the Aetna Fixed Account, a benefit-responsive investment contract, as an investment option to Plan participants. As of December 31, 2000, the Plan had $11,665,059 invested in this fund.

   Aetna Financial Services ("Aetna") maintains the contributions to this fund in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at contract value as reported to the Plan by Aetna. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

   There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield and crediting interest rates was approximately 5.6% for 2000. The crediting interest rate is determined on a monthly basis by an actuarial formula as designated by Aetna. The crediting interest rate is subject to a guaranteed minimum floor as defined on an annual basis by Aetna. The floor rate is currently set at 5.1%

6. PARTY-IN-INTEREST TRANSACTIONS

   The Plan's investments include Central Garden & Pet Company common stock and Aetna Investment Funds, representing party-in-interest transactions that qualify as exempt prohibited transactions.

7. MERGER WITH WELLMARK INTERNATIONAL, INC. INVESTMENT GROWTH PLAN AND KAYTEE PRODUCTS, 401(k) RETIREMENT SAVINGS PLAN

   Effective January 1, 2000, the Board of Directors adopted an amended and restated Central Garden & Pet Investment Growth Plan (the "Plan"). Such amendment included the adoption of the Plan by other subsidiaries of Central Garden & Pet Company and the merger of plans of other subsidiaries into the Plan, at the discretion of management. As of March 1, 2000, Wellmark International, Inc. and Kaytee Products, Inc., wholly-owned subsidiaries of Central Garden & Pet Company, became sponsoring employers of the Plan, and the Wellmark International, Inc. Investment Growth Plan and Kaytee Products, Inc. 401(k) Retirement Savings Plan were merged into the Plan effective March 2, 2000 and March 16, 2000, respectively.

   In conjunction with the amendment and restatement, the Board of Directors further approved the appointment of Fleet National Bank as successor trustee of the Plan, replacing the prior trustee, Dreyfus Trust Company; and the appointment of Aetna Financial Services as successor recordkeeper of the Plan, replacing the prior recordkeeper, Dreyfus Retirement Services. These trustee and recordkeeper changes were adopted effective January 1, 2000. Effective August 1, 2000, Aetna Financial Services was appointed as successor trustee of the plan, replacing Fleet National Bank.

                                     ******

CENTRAL GARDEN & PET COMPANY INVESTMENT GROWTH PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2000
--------------------------------------------------------------------------------

                                                                              Number of           Current
          Identity                                Description                  Shares              Value
Central Garden & Pet Company
  Stock Fund/(1)(2)/                              Common stock                  356,017.000        $ 2,447,614
Aetna Investment Funds:/(1)/
  Fixed Account                             Investment contract with
                                           insurance company, minimum
                                           interest at 5.1%, matures
                                               December 31, 2001                        N/A         11,665,059
  Money Market Fund                           Money market account               39,801.380             39,801
  Ascent Fund                                     Mutual fund                     4,161.171             48,311
  Crossroads Fund                                 Mutual fund                     1,229.003             13,851
  Legacy Fund                                     Mutual fund                    10,701.618            110,548
  Growth and Income Fund                          Mutual fund                   375,485.572          4,663,531
  Index Plus Large Cap Fund                       Mutual fund                   617,936.989         10,597,619
  Small Company Fund                              Mutual fund                   120,082.536          1,653,536
  International Fund                              Mutual fund                   130,139.392          1,365,162
Pioneer Equity Income Fund                        Mutual fund                    79,695.669          2,217,931
INVESCO Dynamics Fund                             Mutual fund                    65,058.452          1,546,439
Janus Balanced Fund                               Mutual fund                    94,344.257          2,003,872
Massachusetts Investors Growth
  Fund                                            Mutual fund                    51,484.603            882,446
Oppenheimer High Yield Fund                       Mutual fund                    10,229.402            109,659
Oppenheimer Global Fund                           Mutual fund                    15,787.514            836,422
Participant Loans/(1)/                   245 loans, bearing interest at
                                            7.0% to 10.5%, maturing
                                                  through 2010                          N/A          1,096,106
                                                                                                   -----------

Total Investments                                                                                  $41,297,907
                                                                                                   ===========

/(1)/Party-in-interest, as defined by ERISA.
/(2)/Nonparticipant-directed